Exhibit 99.1

Chairman’s Letter

Adherex is continuing our efforts to build a clinical drug development enterprise focused on bringing our drugs to market as rapidly as possible and developing novel solutions to the significant unmet needs of cancer patients. We have come a long way over the past six months, delivering on a series of objectives and milestones set by our management and Board. With these recent achievements, I believe we are well positioned for the coming year.

This Annual Report covers a six-month fiscal transition period resulting from the change in our fiscal year end to, among other things, align our fiscal year with that of much of our industry. During this period, one notable accomplishment was the listing of our common shares on the American Stock Exchange, providing the Company with the opportunity to access a much broader investment base. Other accomplishments subsequent to our last report include:

•	Reporting updated data from our Phase I ADH-1 (Exherin™) trial, indicating that ADH-1 has been well tolerated and has also displayed important evidence of anti-tumor activity in three Phase I patients;

•	Initiating a Phase Ib/II trial of ADH-1 with sites in Switzerland and Italy studying a weekly dosing schedule;

•	Completing the acquisition of Cadherin Biomedical Inc., returning the non-cancer applications of our cadherin platform back to Adherex;

•	Completing our executive management team with the appointment of Dr. Brian Huber as Chief Scientific Officer. Dr. Huber brings more than 20 years of research and management experience in major pharmaceutical companies to Adherex;

•	Obtaining four additional U.S. patents and one European patent; and

•	Attending or making presentations at five U.S. and Canadian investor conferences.

I believe these accomplishments are progress well worth noting.

Of particular importance to the Company is the evidence of anti-tumor activity seen in our Phase I trial. It is unusual in Phase I trials to see the type of rapid and durable responses that we have seen to date, especially considering that the dose, schedule and tumor types have not yet been optimized and that this was a “single-dose” study. We had set the bar for “anti-tumor activity” very high and, in my view, it is quite remarkable that we have seen this type of activity. ADH-1 has been both generally well tolerated and shown very satisfactory pharmacologic properties, which were the primary Phase I study objectives. The results from the Phase I trial, which has enrolled over 40 patients and has involved more than 56 treatment cycles, have been very encouraging and lead us to believe that we are on the correct drug development track. The safety profile of ADH-1 has also provided us with the basis for proceeding with more intensive treatment regimens in our Phase Ib/II and Phase II trials. Now, as quickly as possible, our priority is to determine the optimal dose, schedule and tumor types for our subsequent studies.

The unusual and encouraging anti-tumor activity observed in the Phase I trial has prompted us to modify our development plans for ADH-1 and proceed directly into a Phase II program. In this program, we expect to both identify the tumors most appropriate for future Phase III trials and determine the expected frequency of response for those different tumor types. We anticipate that these Phase II trials will enable a more rapid and less expensive development strategy. Prior to seeing the anti-tumor activity in Phase I we had been planning to do up to three Phase Ib/II studies. We now believe we will need only two such trials to study the timing, magnitude and effect of ADH-1 on tumor vasculature. Together, the Phase Ib/II and Phase II programs should provide the safety information and the estimates of the expected range of therapeutic effectiveness that are prerequisites for the design and conduct of the prospective randomized pivotal Phase III trials required for submission of an NDA to the FDA in the United States or an NDS in Canada.

While we continue to move forward with our Company-sponsored trials, we also look forward to implementation of the collaboration with the National Cancer Institute (NCI) announced earlier this month. This collaboration represents a significant advance over our preclinical screening agreement with the NCI. We now look forward to the implementation of a broad clinical collaboration with the NCI to enhance the development of ADH-1. This collaboration, with one of the world’s foremost agencies for cancer research and training, is an important validation of the promising nature of ADH-1. It will provide access to the NCI’s network of scientists conducting NCI-sponsored clinical trials and the opportunity to study a variety of ADH-1 administration schedules and tumor types, particularly in combination with chemotherapeutic and other anti-cancer therapies. We anticipate that the NCI will pay to conduct the clinical trials while the Company will supply the needed drug and some additional support, such as the measurement of the molecular target by immunohistochemistry. This collaboration offers a major opportunity to enhance the development of our drug, as well as a potentially sizeable economic impact, through the conduct of many additional clinical trials and imaging studies that the Company would not otherwise have had the resources to perform. Importantly, working with the NCI will be in addition to, and will not limit, the way that Adherex proceeds with its own drug development programs.

Whereas much of the Company’s focus has been on the development of ADH-1, we have only scratched the surface of our deep cadherin-based intellectual property portfolio. N-cadherin, which ADH-1 targets, is but one of more than 100 members of the cadherin superfamily for which we have broad intellectual property rights. Targeting these molecules may have useful application across cancer indications as well as non-cancer disease types. Beyond ADH-1, we currently have ongoing preclinical programs for antagonists to two others cadherin molecules known as VE- and OB-cadherin. Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. VE-cadherin antagonists may therefore prove to be complementary with ADH-1. OB-cadherin is a molecule considered to be important in certain mechanisms of tumor spread or metastases. OB-cadherin antagonists may therefore prove to be useful in reducing or slowing down the metastatic spread of tumors. We also have a preclinical program directed to the development of a small molecule version of ADH-1 and we hope to have one or more of these programs into clinical trials in 2006. And this is only the beginning; the opportunities presented by our cadherin platform appear to be truly endless.

We also have our specialty pharmaceutical program. I am disappointed that STS is taking so long to get into definitive clinical trials as the Children’s Oncology Group is still in the process of finalizing the trial protocol. After the cooperative group completes this process, that protocol will require review by the NCI and the FDA. Protecting the hearing of children receiving platinum-based chemotherapy is both an important market and a clear unmet clinical need. This is a niche market, however, and the total profitability to the Company is highly dependent upon properly balancing costs with potential revenues. If we had to finance all of the STS trial related costs, it would quickly make this compound less attractive; the cooperative group mechanism is thus a very important element in STS development. Although we are fortunate that the trial will be conducted largely at the expense of the cooperative group, with Adherex anticipating providing only drug and some administrative support, we do not control the group’s processes and the associated timelines. While we will continue to work towards completion, I am most disappointed that the many children who may have benefited from this therapy are not getting that chance due to these delays.

Throughout this coming year, we will be very active in the clinic. While we have a lot of work to do to fully recognize this Company’s potential, our investors can rest assured that we will continue to appropriately develop our drugs with a view towards building shareholder value and bringing important new medicines to patients and their physicians. Many thanks for your continued support.

Sincerely,

William Peters, MD, PhD, MBA

Chairman and CEO

March 18, 2005

Adherex Technologies Inc.

Management’s Discussion & Analysis

For the six month period ended

December 31, 2004

Management’s Discussion and Analysis

of Financial Condition and Consolidated Results of Operations

The following discussion and analysis should be read in conjunction with our December 31, 2004 audited consolidated financial statements and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All references to “years,” unless otherwise noted, refer to our twelve-month fiscal year, which prior to July 1, 2004, ended on June 30. For example, a reference to “2004” or “fiscal year 2004” means the twelve month period that ended on June 30, 2004. Unless otherwise indicated, all amounts are in Canadian dollars.

This report contains forward-looking statements regarding our financial condition and the results of operations that are based upon our consolidated financial statements. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. We are subject to risks associated with the biopharmaceutical industry, including risks inherent in research, preclinical testing, manufacture of drug substance to support clinical studies, toxicology studies, commencement, completion and results of our clinical studies, uncertainty of regulatory agencies with respect to our drug candidates, enforcement and protection of our intellectual property, the ability to raise additional capital, potential competitors, the ability to attract collaborative partners, dependence on key personnel, and the ability to successfully market our drug candidates. Our actual results could differ materially from those expressed or implied in these forward-looking statements.

The words and logos that follow are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: ADHEREX™; EXHERIN™. Any other product names referred to herein are the property of their respective owners.

Overview

We have not received any revenues to date and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments or otherwise. As of December 31, 2004, our deficit accumulated during development stage was $46.2 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the potential commercialization of our product candidates. Research and development (“R&D”) expenses, which include expenses associated with clinical development activities, manufacturing of drug substance, employee compensation, research contracts, toxicology studies and internal and outsourced laboratory activities, will be dependent on the results of our drug development efforts. General and administration (“G&A”) expenses will include expenses associated with headcount and facilities, recruitment of staff, insurance and other administrative matters associated with our facilities in the Research Triangle Park, NC (“RTP”) in support of our drug development programs. The amortization of acquired intellectual property rights relates to the intellectual property acquired through our acquisition of Oxiquant, Inc. (“Oxiquant”) in November 2002. Settlement of Cadherin Biomedical Inc. (“CBI”) litigation expense refers to our acquisition of CBI to reacquire the non-cancer intellectual property rights to the cadherin technology and to settle the lawsuit between CBI and Adherex.

We are a biopharmaceutical company with a focus on cancer therapeutics. We currently have four product candidates in the clinical stage of development:

•

ADH-1 (Exherin) is a molecularly targeted anti-cancer drug currently in Phase I and Phase Ib/II clinical studies, which has been generally well tolerated and has shown evidence of anti-tumor activity in certain patients. ADH-1 is a small peptide that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells.

•	Sodium Thiosulfate (“STS”) is a chemoprotectant which has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Science University (“OHSU”) to reduce the disabling loss of hearing in patients, including children, treated with platinum-based anti-cancer agents.

•	N-Acetylcysteine (“NAC”) is a chemoprotectant that will be the subject of a planned revised Phase I clinical trial by investigators at OHSU for the prevention of bone marrow suppression resulting from certain chemotherapy regimens.

•	Mesna is a chemoenhancer and compound that has displayed anticancer activity in preclinical laboratory studies conducted by investigators at Rutgers, The State University of New Jersey (“Rutgers”) and in a Phase I clinical study conducted by investigators in Argentina by reducing the resistance of cancer cells to certain chemotherapeutic agents.

We also have several preclinical product candidates targeted to enter clinical development over the next several years. Our drug discovery and development efforts are supported by 39 issued United States (“U.S.”) patents and more than 80 pending patents worldwide that we either own or have exclusively licensed.

Management may in some cases be able to control the timing of expenses by accelerating or decelerating preclinical and clinical activities. Accordingly, we believe that period-to-period comparisons are not necessarily meaningful and should not be relied upon as a measure of future financial performance. Our actual results may differ materially from the expectations of investors and market analysts. In such an event, the prevailing market price of our common stock may be materially adversely affected.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe that the assumptions, judgments and estimates involved in our accounting for acquired intellectual property rights could potentially have a material impact on our consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2004 consolidated financial statements.

Acquired Intellectual Property Rights

At December 31, 2004, our acquired intellectual property rights had a net book value of $24.6 million and relate to the intellectual property acquired in the acquisition of Oxiquant in November 2002. The intellectual property is currently being developed for therapies in the oncology field including, but not limited to, an otoprotectant for children undergoing platinum-based chemotherapy (STS), a bone marrow protectant for patients undergoing certain chemotherapy (NAC), and methods to alter a cancer’s resistance to certain chemotherapy (Mesna).

The intellectual property was recorded as an asset, as required under Canadian GAAP, and is being amortized on a straight-line basis over their estimated useful lives of ten years. We adopted the provisions of CICA 3063 “Impairment of Long-Lived Assets” and test the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset. Changes in any of these management assumptions could have a material impact on the impairment of the assets.

Under U.S. GAAP, management has determined that the intellectual property is in-process research and development (“IPRD”), a concept which is not applicable under Canadian GAAP. IPRD is not capitalized under U.S. GAAP, but rather expensed at the time of acquisition. Consequently, the entire cost of the IPRD of $31.2 million associated with the Oxiquant acquisition is reflected as a reconciling item in the December 31, 2004 consolidated financial statements, footnote 19, U.S. Accounting Principles, which reconciles Canadian GAAP to U.S. GAAP.

Change in Accounting Policy

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $2.1 million and increased contributed surplus by the same amount.

Financial Statement Presentation

The consolidated financial statements reflect the operations of Adherex Technologies Inc. and all of its subsidiaries (“Adherex” or the “Company”). Upon consolidation, all significant intercompany accounts and transactions are eliminated.

On December 17, 2004, our board of directors approved a change in our fiscal year end from a twelve-month period ending June 30 to a twelve-month period ending December 31. As a requirement of this change, the results for the six-month period from July 1, 2004 to December 31, 2004 are reported as a separate transition period. Accordingly, management’s discussion and analysis of financial condition and results of operations will: (i) compare the audited results of operations for the six months ended December 31, 2004 to the unaudited results of operations for the six months ended December 31, 2003; (ii) compare the audited results of operations for the fiscal year ended June 30, 2004 to the audited results of operations for the fiscal year ended June 30, 2003 and 2002; and (iii) discuss the Company’s liquidity and capital resources as of December 31, 2004.

Results of Operations

(Canadian dollars)

The following table presents certain financial information for the six months ended December 31, 2004 and 2003 (000’s omitted):

	Six Months Ended, December 31,
	2004	2003
		(unaudited)
Revenue	$-	$-
Operating expenses:
Research and development	4,352	1,958
General and administration	3,333	1,477
Amortization of acquired intellectual property rights	1,560	1,560

Loss from operations	(9,245)	(4,995)

Settlement of Cadherin Biomedical Inc. litigation	(1,622)	-
Interest income	216	16
Interest expense	-	(444)

Loss before income taxes	(10,651)	(5,423)
Recovery of future income taxes	570	570

Net loss	$(10,081)	$(4,853)

Net loss per share of common stock, basic and diluted	$(0.06)	$(0.06)

Weighted-average number of shares of common stock outstanding, basic and diluted	179,947	86,319

Six Months Ended December 31, 2004 and 2003

Interest Income

Interest income for the six months ended December 31, 2004 was $0.2 million as compared to nil for the six months ended December 31, 2003. This increase is due to the interest earned on proceeds from the $21.6 million private placement completed in December 2003 (“December 2003 Private Placement”) and our “bought deal” in Canada completed in May 2004 and the concurrent private placement outside of Canada with aggregate gross proceeds totaling $12.4 million (“May 2004 Bought Deal”).

We have not generated any revenues to date. We do not expect to have significant revenues or income other than interest income until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, royalties, milestone payments, upfront payments or otherwise.

Research and Development Expenses

R&D expenses for the six months ended December 31, 2004 totaled $4.4 million, as compared to $2.0 million for the six months ended December 31, 2003. We incurred approximately $3.2 million in ADH-1-related expenses (Exherin) during the six months ended December 31, 2004, as compared to $1.7 million for the same six month period for 2003. We also incurred approximately $0.5 million on other anti-cancer programs during the six months ended December 31, 2004, as compared to nil during the same six month period in 2003. Spending for our STS program was $0.3 million for the six months ended December 31, 2004 as compared to $0.2 million for the same period in 2003 which was primarily related to the manufacture of drug substance.

The increased R&D spending for the six months ended December 31, 2004, as compared to the same six month period in 2003, was the result of additional funding associated with the December 2003 Private Placement and the May 2004 Bought Deal. During the six months ended December 31, 2004 we continued the ADH-1 Phase I study at the Ottawa Regional Cancer Centre and initiated a further Phase I study site at the M.D. Anderson Cancer Centre in Houston, Texas, resulting in higher R&D expense as compared to the six months ended December 31, 2003. We also began activities in the preparation of our ADH-1 Phase Ib/II studies and Phase II studies, thereby increasing our R&D expenses as compared to the same six month period in 2003. The $0.3 million incurred on the development of STS related to the production of drug substance in preparation for pivotal studies which we expect to occur in the second half of 2005.

We expect our R&D expenses to increase in future quarters due to the expansion and advancement of our clinical and pre-clinical programs. In January 2005, we initiated a Phase Ib/II trial in Europe. We plan to commence another Phase Ib/II study for ADH-1 during the second quarter of 2005, including studies in the U.S. and Europe. We also have North American Phase II studies planned for ADH-1 which are expected to commence in the second quarter of 2005.

R&D expenses for the six month ended December 31, 2004 are net of $0.2 million related to provincial investment tax credits recoverable, as compared to $0.1 million for the same period in 2003.

General and Administration Expenses

G&A expenses totaled $3.3 million for six months ended December 31, 2004, as compared to $1.5 million for the six months ended December 31, 2003. Expenses for the six months ended December 31, 2004 consisted primarily of $1.0 million for employee related items and $0.8 million for professional fees.

The increase was primarily a result of expenses associated with the establishment of our offices in the Research Triangle Park, North Carolina (“RTP”) and increased employee related expenditures as we continued to build our presence in the U.S. G&A expenses have also increased as a result of additional regulatory obligations due to our registration with the Securities and Exchange Commission (“SEC”) and the Company’s subsequent listing on the American Stock Exchange. While we expect G&A expenses to increase as we continue to build our corporate presence in the U.S. to support the advancement of our clinical development activities, we expect this growth rate to be significantly lower than the growth rate in R&D expenses.

Amortization of Acquired Intellectual Property Rights

The expense associated with the amortization of intellectual property rights was $1.6 million for the six months ended December 31, 2004 and 2003. The expense relates to the value of anti-cancer intellectual property acquired in the acquisition of Oxiquant in November 2002 that is being amortized on a straight-line basis over a 10-year period.

Settlement of CBI Litigation

On September 27, 2002, CBI was incorporated as a wholly-owned subsidiary of Adherex. CBI was granted an exclusive worldwide, royalty-free license to develop, market and distribute pharmaceuticals and therapeutics for non-cancer applications based on or derived from our platform cadherin owned or licensed under our collaboration agreement with McGill and was paid $0.3 million in cash, in exchange for 40.2 million Class A Preferred Shares of CBI, which constituted all of the issued and outstanding stock of CBI. We subsequently distributed all of the Class A Preferred Shares of CBI pro rata to Adherex shareholders of record at the time, after which Adherex shareholders held all of the issued and outstanding stock of CBI. This divestiture of our non-cancer assets was a condition precedent to our acquisition in November 2002 of Oxiquant, a U.S.-based development-stage pharmaceutical company with a focus in chemoprotection and chemoenhancement.

In December 2003, we signed a memorandum of agreement with CBI to purchase the license agreement between the companies and reacquire the non-cancer related cadherin-based intellectual property for common shares of Adherex, having a market value of $1.0 million, and the payment to CBI of certain ongoing royalties. The completion of the transaction contemplated by the memorandum of agreement was conditional upon CBI obtaining the approval of its shareholders, but such shareholder approval was neither sought nor obtained by CBI.

In February 2004, we filed a claim in the Ontario Superior Court of Justice against CBI in the amount of $0.1 million on account of unpaid goods and services rendered. In July 2004, CBI filed a statement of defense and counterclaim in response to such claim. CBI’s counterclaim sought $5.0 million in damages relating to the license agreement between the companies. In late July 2004, we entered into a non-binding letter of intent to acquire all of the issued and outstanding equity of CBI through an amalgamation of CBI with a wholly-owned subsidiary of Adherex to be incorporated under the Canada Business Corporations Act (“CBCA”) for this purpose. This letter of intent effectively replaced the memorandum of agreement entered into with CBI in December 2003.

On December 3, 2004, we completed the acquisition of CBI. The acquisition was approved by the shareholders of CBI at a special meeting held on November 29, 2004. Pursuant to the terms of the amalgamation, we issued to CBI shareholders approximately 3.2 million shares of Adherex common stock in exchange for all of the issued and outstanding stock of CBI, or approximately 0.069 shares of Adherex common stock for each share of CBI preferred stock outstanding (subject to any claims made against the 0.5 million Adherex shares held in escrow).

Adherex acquired CBI to settle the litigation between the two companies and to re-acquire the non-cancer rights to the cadherin-based intellectual property to non-cancer use. We believe the reacquisition of non-cancer rights may be beneficial when seeking any future collaborations with larger pharmaceutical and biotech companies.

We have recorded the issuance of the 3.2 million shares of Adherex common stock and the associated transaction expenses as settlement of CBI litigation on our statement of operations resulting in an expense of $1.6 million for the six months ended December 31, 2004.

Recovery of Future Income Taxes

Future taxes recovered totaled $0.6 million for the six month ended December 31, 2004 and 2003. The recovery of future taxes, as recognized on the balance sheet, relates directly to the intellectual property acquired in the acquisition of Oxiquant in November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, the entity that holds the acquired intellectual property, has no other material activity and the future tax assets of other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

In addition, as of December 31, 2004, we had $15.5 million in unrecorded net tax assets arising primarily from tax loss carry forwards and scientific research and experimental development expenses which cannot be recognized until it is more likely than not that these assets will be realized.

Stock-based Compensation Expense

During the six month period ended December 31, 2004, the Company adopted CICA 3870 “Stock-Based Compensation and Other Stock-Based Payments” and have recorded the fair value of all options granted in the statement of operations. Upon adopting CICA 3870, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $2,131 and increased contributed surplus by the same amount. Stock-based employee compensation expense for the six month period ended December 31, 2004 was $756.

Years Ended June 30, 2004, 2003 and 2002

Interest Income

Interest income for the year ended June 30, 2004 was $0.2 million, compared to $0.1 million in 2003 and $0.3 million in 2002. The increase in 2004 interest income is a result of the interest earned on proceeds from the $21.6 million December 2003 Private Placement. The decrease in 2003 as compared to 2002 is due to higher cash balances in 2002 from the Company’s initial public offering (“IPO”) that was completed in June 2001 with net proceeds of $8.7 million.

Other Income

In the fiscal year ended June 30, 2002, we received an investigation fee of $0.2 million from a potential licensor. We had no other income in the fiscal years ended June 30, 2004 and 2003.

Research and Development Expenses

R&D expenses for the year ended June 30, 2004 totaled $4.8 million as compared to $4.1 million in 2003 and $4.3 million in 2002. Subsequent to the December 2003 Private Placement, we increased clinical development activities for our drug candidates. The amounts expended in 2003 and 2002 were similar, however, the composition changed to reflect the evolution of the development of our lead anti-cancer compound, ADH-1, from a preclinical to a clinical orientation.

The manufacture of clinical material and other required studies to support our IND application for ADH-1 totaled $0.9 million in fiscal 2004, $1.4 million in fiscal 2003 and $0.9 million in fiscal 2002. The decrease in 2004, as compared to 2003, reflected support provided for ADH-1 towards a successful IND filing in fiscal 2004. There was an increase from 2003 to 2004 for STS IND application support of $0.6 million for 2004 and $0.1 million in 2003. R&D related compensation expense totaled $0.5 million in 2004, $1.0 million in fiscal 2003 and $1.5 million in fiscal 2002. The decrease in 2004, as compared to 2003, reflected the closure of the Ottawa facilities and related reduction in headcount as research activities were relocated to the U.S. This decrease in 2003, as compared to 2002, reflected the shift from research activities, which had been performed in-house, to development activities such as toxicology and manufacturing of compound for clinical trials, which were primarily performed by third parties.

R&D expenses for the year ended June 30, 2004 are net of $0.2 million related to provincial investment tax credits recoverable, as compared to $0.5 million for the fiscal year ended 2003. In the fiscal year ended 2002, the amounts are net of $0.3 million in such credits.

General and Administration Expenses

G&A expenses totaled $4.7 million for year ended June 30, 2004, as compared to $3.0 million in 2003 and $1.8 million in 2002. The increase of $1.7 million in 2004 as compared to 2003 was primarily a result of expenses associated with the establishment of our offices in RTP, costs associated with relocating our management from Canada which totaled $0.4 million and increased employee recruitment expenses of $0.4 million. The increase of $1.2 million in 2003 as compared to 2002 was a result of $0.5 million in expenses related to the termination of our former Chief Executive Officer, as well as higher professional and consulting fees that facilitated the acquisition of Oxiquant, and an expansion in the overall level of administrative activity that supported our development programs.

Amortization of Acquired Intellectual Property Rights

The expense associated with the amortization of intellectual property rights was $3.1 million for the year ended June 30, 2004, as compared to $1.9 million for 2003. The expense related to the value of intellectual property acquired in November 2002 that is amortized on a straight-line basis over their estimated useful lives of ten years. The increase was due to the fact that we owned the intellectual property rights being amortized for all of 2004 as compared to only five months during 2003. There was no amortization expense for 2002, as the Oxiquant acquisition did not occur until November 2002.

Interest Expense

Interest expense for the year ended June 30, 2004 totaled $0.4 million, as compared to nil for 2003. The increase reflected the accretion of a portion of the face value of the convertible notes issued in June 2003 and December 2003 ascribed to the equity-like features of the convertible notes. The notes were converted into equity in December 2003 and therefore do not accrue future interest. There was no interest expense during 2002.

Recovery of Future Income Taxes

Future taxes recovered totaled $1.1 million for the year ended June 30, 2004, as compared to $0.7 million in 2003. The increase in 2004 over 2003 related to our owning the intellectual property rights being amortized for all of 2004 as compared to only five months during 2003.

Quarterly Information

The following table presents selected consolidated financial data for each of the last eight quarters ending December 31, 2004: (Dollars in thousands, except per share information)

Date	Net Loss for the Period	Basic and Diluted Net Loss per Common Share
March 31, 2003	$(2,492)	$(.03)
June 30, 2003	(2,332)	(.03)
September 30, 2003	(2,133)	(.03)
December 31, 2003	(2,720)	(.03)

March 31, 2004	(3,151)	(.02)
June 30, 2004	(3,644)	(.02)
September 30, 2004	(3,602)	(.02)
December 31, 2004	(6,479)	(.04)

The increase in the net loss for June 30, 2004, as compared to March 31, 2004 is due to the increased R&D efforts associated with the clinical advancement of ADH-1. The improved liquidity of the Company from the December 2003 Private Placement and the May 2004 Bought Deal allowed these increased research and development activities to occur. Spending also increased throughout calendar year 2004 for costs associated with the expansion of our operations to the U.S.

The increase in the net loss for December 31, 2004 as compared to prior periods is due to an increase in R&D spending and the acquisition of CBI. The increase in R&D was primarily due to spending associated with ADH-1 as we continued Phase I studies and prepared for Phase Ib/II and Phase II studies. The acquisition of CBI resulted in a charge to the statement of operations totaling $1.6 million.

Liquidity and Capital Resources

We have financed our operations since our inception on September 3, 1996 through the sale of equity and debt securities and have raised gross proceeds totaling $61.8 million. We have incurred net losses and negative cash flow from operations each year, and we had a deficit accumulated during development stage of $46.2 million as of December 31, 2004. We have not received any revenues to date and do not expect to have revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, royalties, milestone payments, upfront payments or otherwise.

At December 31, 2004, we had net working capital of $19.4 million, a decrease of $7.4 million as compared to June 30, 2004. We believe that our cash and cash equivalents will be sufficient to satisfy our anticipated capital requirements until March 31, 2006. However, any projections of further cash needs are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of research and development activities; progress or lack of progress in our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to establish corporate collaborations and licensing arrangements; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or our commercialization activities, if any.

We will need to raise substantial additional funds through equity, debt financings, or collaborative arrangements with corporate partners or from other sources. There can be no assurance that we will be able to raise the necessary capital or that such funding will be available on favorable terms.

We are a biopharmaceutical company with a focus on cancer therapeutics. We currently have four product candidates in the clinical stage of development, as well as several preclinical product candidates. We will need to invest substantial amounts of cash to develop and potentially commercialize our product candidates. In addition to our in-house development efforts, we will outsource many aspects of our drug development program, which will involve payments to clinical investigators, contract research organizations, academic institutions and drug substance manufacturers. We will also continue to incur expenses in connection with the continued development of our facilities in RTP.

In May 2004, we terminated a $0.3 million revolving line of credit with the Royal Bank of Canada that had been outstanding since 2002. In addition, through December 31, 2004, we have received $2.4 million of research tax credits including potential research tax credit receivables of $0.3 million and have received $0.3 million in other government grants.

Since our inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of December 31, 2004.

Financial Instruments

The Company’s financial instruments consist primarily of short-term investments. These investments will ultimately be liquidated to support the ongoing operations of the Company.

The investment policy of the Company is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in Canadian or U.S. government obligations and chartered bank securities, commercial paper of Canadian or U.S. industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating f A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months. This policy applies to all financial resources of the Company.

The risks associated with the policy are primarily the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income. Short-term investments were nil at December 31, 2004 and $9.5 million at June 20, 2004 consisted of corporate bonds with maturities at acquisition from 110 to 159 days. As these investments were purchased just prior to June 30, 2004, their market value is not significantly different from their book value. During the six-month period ended December 31, 2004 and the fiscal year ended June 30, 2004, the Company earned interest income of $0.2 million and $0.2 million, respectively on its cash, cash equivalents and investments.

Contractual Obligations

As of December 31, 2004, our contractual obligations and commitments are as follows (in thousands of Canadian dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Office Lease, U.S. (1)	$109	$273	$285	$99	$766
McGill License (2)	295	690	847	571	2,403
OHSU License (3)	-	-	-	-	-
Rutgers License (4)	24	30	-	-	54

Total	$428	$993	$1,132	$670	$3,223

(1)	In April 2004, we entered into a lease for our facilities in RTP. Our obligations under the lease are payable in U.S. dollars, and are presented in CAD dollars in the table, translated at an exchange rate of U.S. to CAD of $1.20. Amounts shown assume the maximum amounts due under the lease.

(2)	Research obligations shown. Royalty payments, which are contingent on sales, are not included. Penalties for failure to achieve clinical milestones are not included. We expect that clinical trials will progress more rapidly than required by the agreement.

(3)	Royalty and milestone payments that we may be required to pay under the agreement, which are contingent on sales or progress of our clinical trials, are not included.

(4)	U.S. dollar obligation translated at an assumed rate of CAD$1.20. Royalty payments, which are contingent on sales, and other contingent payments that we may be required to pay under the agreement, are not included. Minimum maintenance payments through 2006 are shown. In 2007, the maintenance fee increases to $60.

In connection with the OHSU License Agreement and the Rutgers License Agreement, we are required to pay specified milestone payments in the event that we complete certain Adherex-initiated clinical trials. One such payment we may have to make in the near future is a US$0.5 million milestone payment to OHSU when and if we complete a planned Phase III clinical trial with STS in children, which we currently anticipate starting in 2005. However, there can be no assurance that we will commence and/or complete that clinical trial as currently anticipated, if at all.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics. We have established relationships with universities, research organizations and other institutions, which we utilize to perform many of the day-to-day activities associated with our drug development. Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development matters are reviewed internally by senior R&D management, as well as other members of our senior management and other scientific staff. Major developmental issues are presented to the members of our Scientific and Clinical Advisory Board for discussion and review. During the six months ended December 31, 2004, Company-sponsored research and development expense totaled $4.4 million. During fiscal years 2004, 2003 and 2002, Company-sponsored research and development expense was $4.8 million, $4.1 million and $4.3 million, respectively.

Our research and development programs include ADH-1, STS, NAC, Mesna and our preclinical activities.

ADH-1 is a molecularly targeted anti-cancer drug currently in Phase I and Phase Ib/II clinical studies which has been generally well tolerated and has shown evidence of anti-tumor activity in certain patients. ADH-1 is a small peptide that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells. During the six months ended December 31, 2004, we spent $3.2 million on ADH-1 and $0.5 million on our other anti-cancer programs.

STS is a chemoprotectant which has been shown to reduce the disabling hearing loss in patients, particularly children, treated with platinum-based chemotherapeutic agents. Phase I and Phase II studies have been conducted with STS by investigators at OHSU. NAC is being developed as a bone marrow protectant to be used to prevent the bone toxicity caused by certain anti-cancer drugs. Upon the completion of a planned revised Phase I study by investigators at OHSU, we will re-evaluate the market potential of NAC. Mesna is under development as a chemoenhancer aimed at altering a cancer’s resistance to chemotherapy. During the six months ended December 31, 2004, we spent $0.3 million on our chemoprotectant and chemotherapy enhancer programs.

As of December 31, 2004, our spending by each of the different research and development programs is as follows (in thousands of Canadian dollars):

	Six Months Ended December 31, 2004	Years Ended June 30,			Cumulative From September 3, 1996 to December 31, 2004
		2004	2003	2002
ADH-1	$3,223	$3,362	$3,145	$2,705	$15,230
Other anti-cancer	452	458	652	820	2,382

Total anti-cancer	3,675	3,820	3,797	3,525	17,612

STS	333	844	216	-	1,393
Other chemoprotectants and enhancers	-	-	25	-	25

Total chemoprotectants and enhancers	333	844	241	-	1,418

Other discovery projects	344	119	107	307	2,670
Transdermal drug delivery	-	-	-	500	1,050

Total research and development program expense	$4,352	$4,783	$4,145	$4,332	$22,750

Adherex Technologies Inc.

Consolidated Financial Statements

For the six month period ended

December 31, 2004

Management’s Statement of Responsibility

To the Shareholders of Adherex Technologies Inc.

Management is responsible for the preparation and presentation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgments.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the consolidated financial statements, considers the report of the external auditors, assesses the adequacy of the Company’s internal controls and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The consolidated financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements were audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

/s/ William P. Peters	/s/ James A. Klein Jr.
William P. Peters, MD PhD MBA	James A. Klein, Jr.
Chief Executive Officer and Chairman	Chief Financial Officer

February 11, 2005

To the Shareholders of Adherex Technologies Inc.

We have audited the consolidated balance sheets of Adherex Technologies Inc. at December 31, 2004, June 30, 2004 and June 30, 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for the six months ended December 31, 2004 and for the years ended June 30, 2004, 2003 and 2002 and for the period from September 3, 1996 to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, June 30, 2004 and 2003 and the results of its operations and its cash flows for the six months ended December 31, 2004 and for the years ended June 30, 2004, 2003 and 2002 and for the period from September 3, 1996 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Ottawa, Canada

February 11, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 9 (stock-based compensation) to the financial statements. Our report to the shareholders dated February 11, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Ottawa, Canada

February 11, 2005

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

Canadian dollars and shares in thousands, except per share information

	December 31, 2004	June 30,
		2004	2003
Assets

Current assets
Cash and cash equivalents	$21,030	$18,228	$2,898
Cash pledged as collateral	90	42	300
Short-term investments	-	9,478	-
Accounts receivable	21	52	30
Investment tax credits recoverable	303	375	539
Prepaid expense	13	160	143
Other current assets	101	561	579

Total current assets	21,558	28,896	4,489
Other long-term assets	12	50	167
Capital assets	785	561	655
Acquired intellectual property rights	24,572	26,132	29,252

Total assets	$46,927	$55,639	$34,563

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	$2,141	$1,966	$1,465

Total current liabilities	2,141	1,966	1,465

Other long-term liabilities	169	124	192
Liability component of convertible notes	-	-	1,591
Future income taxes	8,982	9,552	10,692

Total liabilities	11,292	11,642	13,940

Commitments and contingencies

Shareholders’ equity
Common stock, no par value; unlimited shares authorized; 182,677 shares, 179,457 shares and 80,346 shares issued and outstanding, respectively	49,255	48,343	25,550
Contributed surplus	32,577	29,639	17,410
Deficit accumulated during development stage	(46,197)	(33,985)	(22,337)

Total shareholders’ equity	35,635	43,997	20,623

Total liabilities and shareholders’ equity	$46,927	$55,639	$34,563

Signed on behalf of the Board of Directors

/s/ Arthur T. Porter	/s/ Peter Morand
Arthur T. Porter	Peter Morand
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

Canadian dollars and shares in thousands, except per share information

	Six Months Ended December 31, 2004	Years Ended June 30,			Cumulative From September 3, 1996 to December 31, 2004
		2004	2003	2002
Revenue	$-	$-	$-	$-	$-

Operating expenses:
Research and development	4,352	4,783	4,145	4,332	22,750
General and administration	3,333	4,658	3,014	1,796	16,140
Amortization of acquired intellectual property rights	1,560	3,120	1,910	-	6,590

Loss from operations	(9,245)	(12,561)	(9,069)	(6,128)	(45,480)
Settlement of Cadherin Biomedical Inc. litigation	(1,622)	-	-	-	(1,622)

Other income	-	-	-	154	154
Interest income	216	217	107	333	1,184
Interest expense	-	(444)	(16)	-	(460)

	(1,406)	(227)	91	487	(744)

Loss before income taxes	(10,651)	(12,788)	(8,978)	(5,641)	(46,224)

Recovery of future income taxes	570	1,140	698	-	2,408

Net loss	$(10,081)	$(11,648)	$(8,280)	$(5,641)	$(43,816)

Net loss per share of common stock, basic and diluted	$(0.06)	$(0.10)	$(0.13)	$(0.14)

Weighted-average number of shares of common stock outstanding, basic and diluted	179,947	121,164	64,601	40,164

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

Canadian dollars and shares in thousands, except per share information

	Six Months Ended December 31, 2004	Years Ended June 30,			Cumulative From September 3, 1996 to December 31, 2004
		2004	2003	2002
Cash flows from (used in):
Operating activities:
Net loss	$(10,081)	$(11,648)	$(8,280)	$(5,641)	$(43,816)
Adjustments for non-cash items:
Amortization of capital assets	63	301	343	278	1,242
Non-cash Cadherin Biomedical Inc. litigation expense	1,500	-	-	-	1,500
Unrealized foreign exchange loss	-	-	-	-	13
Amortization of acquired intellectual property rights	1,560	3,120	1,910	-	6,590
Recovery of future income taxes on acquired intellectual property rights	(570)	(1,140)	(698)	-	(2,408)
Amortization of leasehold inducements	-	(64)	(90)	(90)	(367)
Non-cash severance expense	-	-	254	-	254
Stock options issued to consultants	51	195	6	-	252
Stock options issued to employees	756	-	-	-	756
Accrued interest on convertible notes	-	444	16	-	460
Changes in operating assets and liabilities	923	807	(375)	556	1,627

	(5,798)	(7,985)	(6,914)	(4,897)	(33,897)

Investing activities:
Purchase of capital assets	(372)	(207)	(94)	(453)	(1,756)
Disposal of capital assets	85	-	56	3	101
Release of restricted cash	-	258	-	100	258
Restricted cash	(48)	-	-	(300)	(348)
Purchase of short-term investments	(8,175)	(9,478)	-	(8,141)	(25,794)
Redemption of short-term investments	17,653	-	8,141	-	25,794
Investment in Cadherin Biomedical Inc.	-	-	(250)	-	(250)
Acquired intellectual property rights	-	-	(967)	-	(967)

	9,143	(9,427)	6,886	(8,791)	(2,962)

Financing activities:
Other advances	-	-	-	-	245
Conversion of long-term debt to equity	-	-	-	-	100
Long-term debt repayments	-	-	-	(44)	(100)
Capital lease repayments	-	-	-	(6)	(12)
Issuance of common stock	-	31,510	-	-	54,355
Registration expense	(588)	-	-	-	(588)
Financing expenses	-	(465)	-	-	(465)
Proceeds from convertible note	-	1,735	2,606	-	4,341
Other liability repayments	45	(68)	-	-	(23)
Proceeds from exercise of stock options	-	30	6	-	36

	(543)	32,742	2,612	(50)	57,889

Net change in cash and cash equivalents	2,802	15,330	2,584	(13,738)	21,030

Cash and cash equivalents - Beginning of period	18,228	2,898	314	14,052	-

Cash and cash equivalents - End of period	$21,030	$18,228	$2,898	$314	$21,030

Supplemental non-cash information:
Acquisition of Oxiquant intellectual property	$-	$-	$19,371	$-	$19,371
Leasehold improvements financed by leasehold inducements	96	-	-	-	462
Share distribution to shareholders	-	-	250	-	250
Convertible notes settled in private placement	-	2,447	-	-	2,447
Acquisition of CBI	1,500	-	-	-	1,500

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Shareholders’ Equity

Canadian dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock of Subsidiary	Contributed Surplus	Deficit Accumulated During Development Stage	Total Shareholders’ Equity
	Number	Amount
Balance at June 30, 1996	-	$-	$-	$-	$-	$-
Issuance of common stock	8,000	-	-	-	-	-
Net loss	-	-	-	-	(53)	(53)

Balance at June 30, 1997	8,000	-	-	-	(53)	(53)
Net loss	-	-	-	-	(587)	(587)

Balance at June 30, 1998	8,000	-	-	-	(640)	(640)
Exchange of Adherex Inc. shares for Adherex Technologies Inc. shares	(8,000)	-	-	-	-	-
Issuance of common stock	21,557	2,443	-	-	-	2,443
Net loss	-	-	-	-	(1,447)	(1,447)

Balance at June 30, 1999	21,557	2,443	-	-	(2,087)	356
Issuance of common stock	1,417	1,178	-	-	-	1,178
Issuance of equity rights	-	-	-	250	-	250
Issuance of special warrants	-	-	-	391	-	391
Settlement of advances
Issuance of common stock	1,400	258	-	-	-	258
Cancellation of common stock	(600)	-	-	-	-	-
Net loss	-	-	-	-	(2,364)	(2,364)

Balance at June 30, 2000	23,774	3,879	-	641	(4,451)	69
Issuance of common stock
Initial public offering	6,667	8,720	-	-	-	8,720
Other	441	503	-	-	-	503
Issuance of special warrants	-	-	-	2,640	-	2,640
Conversion of special warrants	2,734	3,031	-	(3,031)	-	-
Issuance of Series A special warrants	-	-	-	6,645	-	6,645
Conversion of Series A special warrants	6,240	6,645	-	(6,645)	-	-
Conversion of equity rights	308	250	-	(250)	-	-
Net loss	-	-	-	-	(3,715)	(3,715)

Balance at June 30, 2001	40,164	23,028	-	-	(8,166)	14,862

(continued on next page)

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Shareholders’ Equity

Canadian dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock of Subsidiary	Contributed Surplus	Deficit Accumulated During Development Stage	Total Shareholders’ Equity
	Number	Amount
Balance at June 30, 2001	40,164	$23,028	$-	$-	$(8,166)	$14,862
Net loss	-	-	-	-	(5,641)	(5,641)

Balance at June 30, 2002	40,164	23,028	-	-	(13,807)	9,221
Stated capital reduction	-	(15,029)	-	15,029	-	-
Common stock issued for Oxiquant acquisition	40,164	17,545	-	860	-	18,405
Exercise of stock options	18	6	-	-	-	6
Distribution to shareholders	-	-	-	-	(250)	(250)
Stock options issued to non-employees	-	-	-	6	-	6
Financing warrants	-	-	-	80	-	80
Equity component of June convertible notes	-	-	-	1,435	-	1,435
Net loss	-	-	-	-	(8,280)	(8,280)

Balance at June 30, 2003	80,346	25,550	-	17,410	(22,337)	20,623
Stock options issued to consultants	-	-	-	195	-	195
Repricing of warrants related to financing	-	-	-	23	-	23
Equity component of December convertible notes	-	-	-	1,461	-	1,461
Financing warrants	-	-	-	70	-	70
Conversion of June convertible notes	8,641	1,629	-	(125)	-	1,504
Conversion of December convertible notes	5,425	762	-	(533)	-	229
Non-redeemable preferred stock	-	-	1,400	-	-	1,400
December private placement	57,609	10,759	-	7,739	-	18,498
May private placement	23,347	8,710	-	2,902	-	11,612
Exercise of stock options	89	30	-	-	-	30
Amalgamation of 2037357 Ontario Inc.	4,000	903	(1,400)	497	-	-
Net loss	-	-	-	-	(11,648)	(11,648)

Balance at June 30, 2004	179,457	48,343	-	29,639	(33,985)	43,997
Stock options issued to consultants	-	-	-	51	-	51
Stock options issued to employees	-	-	-	756	-	756
Retroactive adjustment for stock-based compensation	-	-	-	2,131	(2,131)	-
Cost related to SEC registration	-	(588)	-	-	-	(588)
Acquisition of Cadherin Biomedical Inc.	3,220	1,500	-	-	-	1,500
Net loss - six months	-	-	-	-	(10,081)	(10,081)

Balance at December 31, 2004	182,677	$49,255	$-	$32,577	$(46,197)	$35,635

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements

Canadian dollars and shares in thousands, except per share information

1.	Nature of Operations

Adherex Technologies Inc. (“Adherex”), together with its wholly owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations and Cadherin Biomedical Inc. (“CBI”), collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

On December 17, 2004, the Company’s board of directors approved a change in the Company’s fiscal year end from a twelve-month period ending June 30 to a twelve-month period ending December 31. As a requirement of this change, the consolidated financial statements include presentation of the transitional period beginning on July 1, 2004 and ending on December 31, 2004.

The following table presents certain financial information for the six months ended December 31, 2004 and 2003, respectively:

	Six Months Ended December 31,
	2004	2003
		(unaudited)
Revenue	$-	$-

Operating expenses:
Research and development	4,352	1,958
General and administration	3,333	1,477
Amortization of acquired intellectual property rights	1,560	1,560

Loss from operations	(9,245)	(4,995)

Settlement of CBI litigation	(1,622)	-
Interest income	216	16
Interest expense	-	(444)

Loss before income taxes	(10,651)	(5,423)

Recovery of future income taxes	570	570

Net loss	$(10,081)	$(4,853)

Net loss per share of common stock, basic and diluted	$(0.06)	$(0.06)

Weighted-average number of shares of common stock outstanding, basic and diluted	179,947	86,319

2.	Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of Adherex and of all its subsidiaries. Investments over which the Company has control are fully consolidated. All material inter-company balances and transactions have been eliminated upon consolidation.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

The Company began as Adherex Inc. and was incorporated under the Canada Business Corporations Act (“CBCA”) on September 3, 1996. On August 14, 1998, Adherex Technologies Inc. was incorporated under the CBCA and on September 11, 1998, it acquired all of the issued and outstanding shares of Adherex Inc. On April 30, 2001, Adherex Technologies Inc. amalgamated with Adherex Inc. to continue as Adherex Technologies Inc. These financial statements reflect the combined historical carrying values of the assets, liabilities and shareholders’ equity and the historical operating results of the predecessor companies since their inception. On November 20, 2002, Adherex acquired the intellectual property and all of the issued and outstanding shares of Oxiquant, Inc. Oxiquant was an intellectual property holding company with a focus in chemoprotection and chemoenhancement. On December 1, 2003, the Company formed Adherex, Inc., a wholly owned Delaware corporation to be its operating company for its United States (“U.S.”) operations. Also, on December 19, 2003, the Company acquired 50 percent of 2037357 Ontario Inc., an Ontario corporation, which performed specific research and development activity for the Company in Ontario. In June 2004, 2037357 Ontario Inc. became a wholly owned subsidiary of the Company and continued its existence under the CBCA as Adherex Research Corp. On June 29, 2004, Adherex amalgamated with Adherex Research Corp. to continue as Adherex Technologies Inc. On December 3, 2004, Adherex acquired the intellectual property and all of the issued and outstanding shares of CBI. CBI was a company incorporated under the CBCA on September 27, 2002 and held an exclusive, worldwide, royalty-free license to develop, market and distribute pharmaceuticals and therapeutics for non-cancer applications based on the Company’s cadherin technology.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates:

Furniture, fixtures and office equipment	20%
Computer equipment	30%
Computer software	100%
Laboratory equipment	20%

Leasehold improvements are amortized on a straight-line basis over the lease term.

Acquired intellectual property rights

Acquired intellectual property rights are recorded at cost and are being amortized over their estimated useful lives on a straight-line basis over ten years.

Impairment of long-lived assets

The Company adopted the provisions of CICA 3063 “Impairment of Long-Lived Assets” in the first quarter of 2003. The Company tests the recoverability of long-lived assets whenever events or changes in circumstances

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information indicate that its carrying amount may not be recoverable. The Company records an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset.

Lease inducements

The Company received lease inducements in the form of leasehold improvements and rent-free periods. These inducements have been deferred and are applied against the rent expense of future periods on a straight-line basis over the term of the lease.

Common stock and warrants

Common stock is recorded as the net proceeds received on issuance after deducting all share issue costs and the value of investor warrants. Warrants are recorded at fair value and are deducted from the proceeds of common stock and recorded on the consolidated statements of shareholders’ equity as contributed surplus.

Cash and cash equivalents

The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash or cash equivalents. The carrying value of cash and cash equivalents approximates their fair value due to the short-term nature of these items.

Cash pledged as collateral

The Company has pledged cash as collateral on corporate credit accounts in the form of interest bearing term deposits.

Short-term investments

Short-term investments consist primarily of corporate bonds and bankers notes. The Company invests in high credit quality investments in accordance with its investment policy designed to protect the principal investment. Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income.

Revenue recognition

Revenue will be recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. No revenue has been recognized to date.

Research and development costs

Research costs, including employee compensation, laboratory fees, lab supplies, and research and testing performed under contract by third parties, are expensed as incurred. Development costs, including drug substance costs, clinical study expenses and regulatory expenses are also generally expensed as incurred unless such costs meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. To

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information qualify for deferral, the costs must relate to a technically feasible, identifiable product that the Company intends to produce and market, there must be a clearly defined market for the product and the Company must have the resources, or access to resources, necessary to complete the development. To date, no development costs have been deferred.

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured. They are applied to reduce related capital costs and research and development expenses in the year recognized.

Income taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company provides a valuation allowance on net future tax assets when it is more likely than not that such assets will not be realized.

Convertible notes

The Company splits convertible notes into their respective liability and equity components based on the relative fair value of each component.

Foreign currency translation

All of the Company’s foreign operations are integrated. Financial statements of integrated foreign operations are translated as follows:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or the obligations incurred. Expenses denominated in foreign currencies are translated at the relevant exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

Stock-based compensation plan

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the statement of operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $2,131 and increased contributed surplus by the same amount.

Loss per share

Using the treasury stock method, basic loss per share is computed including weighted-average number of shares of common stock outstanding during the period including contingently issuable shares where the contingency has

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information been resolved. Diluted loss per share is computed using the weighted-average number shares of common stock and includes the effects of dilutive convertible securities including convertible debentures, options and warrants.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period presentation, including patent fees which have been reclassified from research and development to general and administrative expenses.

3.	Acquired Intellectual Property

On November 20, 2002, Adherex acquired certain intellectual property for chemotherapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property resided in Oxiquant, a holding company with no active business. The Company consummated the acquisition by reverse triangular merger, pursuant to which the Company acquired all of the issued and outstanding securities of Oxiquant through an amalgamation of Oxiquant with a wholly owned subsidiary of the Company formed for this purpose. The assets consisted of an exclusive worldwide license to intellectual property from Rutgers, The State University of New Jersey (“Rutgers”), on “Novel Redox Clamping Agents and Uses Thereof” and certain intellectual property from Oregon Health & Science University (“OHSU”) relating to the use of sodium thiosulfate (“STS”) and N-acetylcysteine (“NAC”).

The intellectual property was valued at $31,162 reflecting net liabilities assumed of $401 and a provision for future income tax liability of $11,390, resulting in total consideration of $19,371. The consideration took the form of 40,164 shares of common stock of Adherex with a fair value of $17,545, as well as 2,307 warrants valued at $640, and 848 introduction warrants valued at $220. In addition, there were other transaction costs of $967.

The acquired intellectual property rights are being amortized over their estimated useful lives of ten years. The cost and accumulated amortization of the acquired intellectual property rights as at December 31, 2004 and June 30, 2004 and 2003 are as follows:

	Six Months Ended December 31, 2004	Years Ended June 30,
		2004	2003
Cost	$31,162	$31,162	$31,162
Accumulated amortization	(6,590)	(5,030)	(1,910)

Net book value	$24,572	$26,132	$29,252

Amortization of acquired intellectual property was $1,560 for the six months ended December 31, 2004 and $3,120 and $1,910 for the years ended June 30, 2004 and 2003, respectively. Acquired intellectual property is estimated to be amortized at $3,120 per year on a straight-line basis for the remaining life of approximately seven and one-half years.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

4.	Cadherin Biomedical Inc.

On September 27, 2002, CBI was incorporated as a wholly-owned subsidiary of Adherex. The Company granted CBI an exclusive worldwide, royalty-free license to develop, market and distribute pharmaceuticals and therapeutics for non-cancer applications based on or derived from the Company’s cadherin platform owned or licensed under the collaboration agreement with McGill and paid to CBI $250 in cash, in exchange for 40.2 million Class A Preferred Shares of CBI, which constituted all of the issued and outstanding shares of CBI. The Company distributed the Class A Preferred Shares of CBI pro rata to its shareholders of record at the time, after which such shareholders held all of the issued and outstanding shares of CBI. This divestiture of the Company’s non-cancer assets was a condition precedent to the acquisition in November 2002 of Oxiquant, a U.S.-based development stage pharmaceutical company with a focus in chemoprotection and chemoenhancement.

In December 2003, the Company signed a memorandum of agreement with CBI to purchase the license agreement between the companies and reacquire the non-cancer related cadherin-based intellectual property for shares of common stock of the Company then having a market value of $1.0 million and the payment to CBI of certain royalties. The completion of the transaction contemplated by the memorandum of agreement was conditional upon CBI obtaining the approval of its shareholders, but such shareholder approval was neither sought nor obtained by CBI.

In February 2004, the Company filed a claim in the Ontario Superior Court of Justice against CBI in the amount of $0.1 million on account of unpaid goods and services rendered. In July 2004, CBI filed a statement of defense and counterclaim in response to such claim. CBI’s counterclaim sought $5.0 million in damages relating to the license agreement between the companies. In late July 2004, the Company entered into a non-binding letter of intent to acquire all of the issued and outstanding shares of CBI through an amalgamation of CBI with a wholly-owned subsidiary of Adherex to be incorporated under the CBCA for this purpose. This letter of intent effectively replaced the memorandum of agreement entered into with CBI in December 2003.

On December 3, 2004, the Company completed the acquisition of CBI. The acquisition was approved by the shareholders of CBI at a special meeting held on November 29, 2004. Pursuant to the terms of the amalgamation, the Company issued to CBI shareholders approximately 3.2 million shares of Adherex common stock valued at $1,500 based on a 20 day weighted average trading price. The shares were issued in exchange for all of the issued and outstanding shares of CBI, or approximately 0.069 shares of Adherex common stock for each share of CBI preferred stock outstanding. Immediately prior to the acquisition of CBI, directors and officers of the Company owned an aggregate of 496 shares of CBI stock and are therefore entitled to receive approximately 34 shares of common stock of Adherex pursuant to the terms of the amalgamation. Of the consideration issued, 500 shares of Adherex stock are being held in escrow until June 1, 2005 to protect against unknown liabilities at the time of the transaction. CBI had no material operations due to minimal financial resources. The total cost of the acquisition has been recorded as follows:

Adherex common stock	$ (1,500)
Transaction costs	(150)
Net financial assets acquired	28

Settlement of CBI litigation	$ (1,622)

The issuance of the 3.2 million shares of common stock and the associated transaction expenses as settlement of CBI litigation expense have been recorded on the statement of operations resulting in an expense of $1.6 million for the six months ended December 31, 2004.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

Adherex acquired CBI to settle the litigation between the two companies and to reacquire the non-cancer rights to the cadherin-based intellectual property. The Company believes the reacquisition of the non-cancer rights may be beneficial when seeking any future collaborations with larger pharmaceutical and biotech companies.

5.	Credit Facility

As of June 30, 2003, the Company had an unused revolving line of credit with a Canadian chartered bank in an amount not to exceed $300 and bearing interest at bank prime. An interest bearing term deposit in the amount of $300 was provided as collateral for the credit facility. As of June 30, 2004, the credit line was closed by the Company.

6.	Short-term Investments

At December 31, 2004, the Company had no short-term investments. Short-term investments at June 30, 2004 consisted of corporate bonds with maturities at acquisition from 110 to 159 days. As these investments had been purchased just prior to year-end at June 30, 2004, their market value was not significantly different from their book value.

7.	Capital Assets

			Years Ended June 30,
	Six Months Ended December 31, 2004		2004		2003
	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Furniture, fixtures and office equipment	$223	$28	$108	$11	$71	$31
Computer equipment	93	17	61	7	158	89
Computer software	149	93	99	83	67	60
Laboratory equipment	665	361	810	416	804	318
Leasehold improvements	154	-	-	-	430	377

	1,284	$499	1,078	$517	1,530	$875

Accumulated amortization	(499)		(517)		(875)

Net book value	$785		$561		$655

Amortization of capital assets was $63, $301, and $343 for the six months ended December 31, 2004 and for the years ended June 30, 2004 and 2003, respectively.

8.	Convertible Notes

On June 23, 2003, the Company issued senior secured convertible notes with a face value totaling $3,010. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Investors also received warrants to purchase an aggregate of 1,724 shares of common stock of the Company with an exercise price of $0.55 per share. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information one additional year at the option of the Company. In connection with this issuance, the Company issued broker warrants to purchase 504 shares of common stock exercisable at a price of $0.47 per share.

On December 3, 2003, the Company issued additional senior secured convertible notes with a face value totaling $1,895. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Also, investors received warrants for 1,354 shares of common stock exercisable at a price of $0.43 per share. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company. The Company also issued broker warrants to purchase 470 shares of common stock exercisable at a price of $0.43 per share.

Investor warrants issued with the convertible notes were recorded as contributed surplus and valued at $628.

Under the terms of the June 2003 financing, the Company could not issue any further debt without the consent of the June convertible note holders. As an inducement to obtain consent to the December 3, 2003 financing, the exercise price of 1,433 warrants granted in the June financing was changed from $0.55 to $0.43 per share on December 3, 2003, making the terms of both debt financings substantially the same. Warrants held by Company insiders were not repriced. The reduction of exercise price resulted in an increase in the fair value of the warrants on the date of the change of $23. The increase was recorded as interest expense.

Upon issuance, values were ascribed to the investor warrants and to the conversion feature with the remainder being ascribed to the debt portion of the note. These values were being amortized over the life of the notes. As a result, the notes accrued interest at an implied rate in excess of 50 percent, although cash interest was only 8 percent.

On December 19, 2003, the Company completed an equity round as described in Note 9 – shareholders’ equity, “Private Placement.” This caused the June and the December notes to convert into 14,066 shares of common stock and 7,033 warrants to purchase common stock. The warrants are exercisable at $0.43 per share and expire December 19, 2008.

The carrying values of the debt and the conversion option components associated with the notes, net of expenses of the offerings, were transferred to equity and split between common stock and contributed surplus ($2,391 to common stock, $1,610 to contributed surplus). The debt portion and accrued interest of the June 23, 2003 notes were nil at December 31, 2004 and June 30, 2004 and $1,591 at June 30, 2003.

9.	Shareholders’ Equity

Authorized capital stock

The Company’s authorized capital stock consists of an unlimited number of no par common stock.

Stock split

Effective October 18, 2000, the Company’s shareholders approved a split of the Company’s common stock and stock options on a 4 for 1 basis. All per share amounts, and numbers of common stock, warrants and options in these financial statements have been restated to give retroactive effect to these splits for all years presented.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

Special warrants

From May 2000 through November 2000, the Company issued special warrants. Each special warrant was sold for $5.00 and entitled the holder thereof to acquire, for no additional consideration, four shares of common stock of the Company. The special warrants also included a price protection adjustment determined by dividing $6.50 by the initial public offering (“IPO”) price of $1.50.

During the year ended June 30, 2000, 78 of 631 special warrants were issued, with the balance of 553 issued in the period ended June 30, 2001. Upon completion of the IPO, on June 5, 2001, these special warrants were converted to 2,734 shares of common stock, which included 210 shares of common stock issued under the price protection adjustment.

Series A special warrants

During October 2000, the Company issued Series A special warrants. Each Series A special warrant was sold at $1.25 and entitled the holder to acquire, for no additional consideration, one share of common stock of the Company. The Series A special warrants also included a price protection adjustment determined by dividing $1.625 by the IPO price.

Upon completion of the IPO on June 5, 2001, these Series A special warrants were converted to 6,240 shares of common stock, which included 480 shares of common stock issued under the price protection adjustment.

In addition, each Series A special warrant included a share purchase warrant entitling the holder to purchase an additional share of common stock at the IPO price, which was also subject to the price protection adjustment, so that 6,240 additional common stock could have been sold at the IPO price. These share purchase warrants expired unexercised on September 3, 2001.

Equity rights

On September 28, 1999, University Medical Discoveries Inc. (“UMDI”) invested $250 for equity of the Company. The form of this equity was to be the same as the first class of securities to raise greater than $1,000 subsequent to the date of the investment. The date of conversion was dependent on certain milestones being met under a specific research project. On August 24, 2000, the Company and UMDI agreed to convert UMDI’s $250 investment into 308 shares of common stock of the Company.

Triathlon settlement

During fiscal 2000, other advances totaling $258 were settled by the issuance to Triathlon Limited of 1,400 shares of common stock of the Company. The number of shares issued was determined with reference to the fair value at the time the advances were made.

Shire BioChem Inc. agreement

On August 17, 2000, the Company entered into a subscription agreement and a license agreement with Shire BioChem Inc. (“BioChem”). Under the subscription agreement, BioChem purchased 400 shares of common stock of the Company for $503. Pursuant to a price protection clause in the agreement, an additional 33 shares of common stock were issued on completion of the Company’s IPO on June 5, 2001.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

Initial public offering

On June 5, 2001, the Company completed an IPO issuing 6,667 shares of common stock at a price of $1.50 per share. Net proceeds of this offering credited to capital stock amounted to $8,720, after deducting the underwriting fee of $750 and expenses of $530. As additional compensation in connection with the offering, the Company granted the underwriters non-assignable support options representing ten percent of the offered shares. Each support option entitled the holder to purchase one share of common stock on or before June 5, 2003 at $1.50. The Company also granted the underwriters an option (“Over-allotment Option”) to purchase up to 1,000 shares of common stock at the offering price for a period ending 30 days from the close of the offering. On July 5, 2001, the Over-allotment Option expired unexercised.

Equity financings

On December 19, 2003, the Company completed a private placement of equity securities totaling $21,563, comprised of (i) $20,163 for 57,609 units, at a price of $0.35 per unit, comprised of an aggregate of 57,609 shares of common stock and warrants to acquire 28,805 shares of common stock of Adherex with an exercise price of $0.43 per share. The $7,739 estimated fair value of the warrants has been allocated to contributed surplus and the balance of $10,759 has been credited to common stock, and (ii) $1,400 for 4,000 Series 1 Preferred Shares and warrants to purchase 2,000 Series 1 Preferred Shares of 2037357 Ontario Inc. The non-redeemable Series 1 Preferred Shares of 2037357 Ontario Inc. (“Preferred Shares”) were exchangeable into 4,000 shares of common stock of Adherex. Upon such an exchange, all of the then outstanding warrants to purchase the Preferred Shares would be exchanged for an equal number of warrants to purchase Adherex common stock, which would have an exercise price of $0.43 per share. The $1,400 was to be spent on specific research and development projects in Ontario, Canada as designated by Adherex. Adherex could compel the exchange of the Preferred Shares into common stock and warrants for common stock of Adherex at any time after January 3, 2005. The Company also issued broker warrants to purchase 6,132 shares of common stock exercisable at a price of $0.43 per share.

2037357 Ontario Inc. has been accounted for in accordance with the substance of the transaction. The $1,400 has been recorded as non-redeemable Preferred Shares and the amounts expended were recorded as expenses in the relevant periods. On June 14, 2004, the preferred shares were exchanged for 4,000 shares of Adherex common stock and warrants to purchase 2,000 shares of Adherex common stock. In June 2004, 2037357 Ontario Inc. became a wholly owned subsidiary of the Company and was amalgamated with Adherex Technologies Inc. The investment has been split between the estimated fair value of the warrants of $497, which has been included in contributed surplus, and the remainder of $903, which has been recorded in common stock.

On May 20, 2004, the Company completed equity financings with total gross proceeds of $12,374 less $762 in estimated issuance costs. The Company issued 23,347 units at a purchase price of $0.53 per unit with each unit consisting of one share of common stock and one-half of a common stock purchase warrant. Each whole warrant entitles the holder to acquire one additional share of common stock at $0.70 per share for a period of three years. The $2,902 value of the warrants has been allocated to contributed surplus and the balance of $8,710 has been credited to common stock.

Stated capital reduction

As a prerequisite of the Oxiquant transaction, Adherex licensed all of its intellectual property related to the development of its proprietary cadherin-related compounds for non-cancer applications and transferred $250 cash to CBI, a wholly-owned subsidiary of Adherex at the time, in return for Class A Preferred Shares of CBI. These

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

CBI Class A Preferred Shares were then distributed to all of the Adherex shareholders of record by way of special dividend, effecting a “spin out” of CBI and the non-cancer assets from Adherex.

In order to effect such a distribution under the CBCA, the Company was legally required to reduce its stated capital so that the aggregate amount of its liabilities and stated capital did not exceed the realizable value of Adherex’s assets. This requirement is set out in Section 42 of the CBCA.

Management determined that the stated capital needed to be reduced by $15,029, in order to comply with the requirements of Section 42 of the CBCA.

Warrants issued on acquisition of intellectual property

In connection with the acquisition of the intellectual property of Oxiquant in November 2002, the Company issued 2,307 warrants with an exercise price of $0.717 that expire on November 20, 2007 and 848 introduction warrants with an exercise price of $0.41 that expire on May 20, 2007.

Convertible note warrants

In connection with the June 2003 issuance of senior secured convertible notes, the Company issued 1,724 warrants with an exercise price of $0.55 per share that expire on June 23, 2007 and 504 broker warrants with an exercise price of $0.47 per share that expire on June 23, 2005. As an inducement to consent to the issuance of the December 2003 convertible notes, the exercise price of 1,433 of these warrants was changed from $0.55 per share to $0.43 per share on December 3, 2003.

In connection with the December 2003 issuance of additional senior secured convertible notes, the Company issued 1,354 warrants with an exercise price of $0.43 per share that expire on December 3, 2007 and 470 broker warrants with an exercise price of $0.43 per share that expire on December 3, 2005.

Warrants to Purchase Common Stock

As of December 31, 2004 the Company has the following warrants to purchase common stock outstanding with a weighted-average exercise price of $0.49 and a weighted-average remaining contractual life of 3.5 years:

Warrant Description	Number Outstanding at December 31, 2004	Exercise Price	Expiration Date	Weighted- average Remaining Contractual Life (years)
Agent warrants	504	$0.47	June 23, 2005	0.48
Agent warrants	470	$0.43	December 3, 2005	0.92
Investor warrants	11,673	$0.70	May 20, 2007	2.38
Agent warrants	848	$0.41	May 20, 2007	2.38
Convertible notes warrants	1,724	$0.55	June 23, 2007	2.48
Acquisition warrants	2,307	$0.717	November 20, 2007	2.89
Convertible notes warrants	1,354	$0.43	December 3, 2007	2.92
Investor warrants	37,838	$0.43	December 19, 2008	3.97
Agent warrants	6,132	$0.43	December 19, 2008	3.97

Outstanding at December 31, 2004	62,850

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

Stock options

The Compensation Committee of the Board of Directors administers the Company’s stock option plan. The Compensation Committee designates eligible participants to be included under the plan, and recommends to the Board for approval the number of options to be granted from time to time. Under the plan, a maximum of 20,000 options, not including the 3,500 options issued to the Chief Executive Officer and specifically approved by the shareholders, are authorized for issue. The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years from the date of grant. Information with respect to stock option activity is as follows:

	Number of Options	Exercise Price
		Range	Weighted- average
Outstanding at June 30, 2001	4,107	$0.3275-1.25	$0.56
Cancelled	(1,252)	0.3275-1.25	0.33
Granted	851	0.33-0.65	0.39
Repriced	(720)	0.75	0.75
	720	1.50	1.50
Outstanding at June 30, 2002	3,706	0.3275-1.50	0.74
Cancelled	(570)	0.3275-1.25	0.93
Exercised	(18)	0.3275	0.33
Granted	5,107	0.33-0.35	0.33
Outstanding at June 30, 2003	8,225	0.3275-1.50	0.48
Cancelled	(134)	0.34-0.65	0.35
Exercised	(89)	0.3275-0.35	0.34
Granted	8,378	0.45-0.65	0.50
Outstanding at June 30, 2004	16,380	0.3275-1.50	0.49
Cancelled	(50)	0.65-1.25	1.13
Granted	2,481	0.39-0.44	0.40
Outstanding at December 31, 2004	18,811	$0.3275-1.50	$0.48

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding at December 31, 2004	Weighted- average Remaining Contractual Life (years)	Number Exercisable at December 31, 2004	Weighted- average Remaining Contractual Life (years)
$ 0.3275	1,096	1.75	1,096	1.75
0.33	4,435	4.90	4,035	4.93
0.34	568	4.15	383	3.58
0.35	493	4.45	318	4.08
0.39	1,382	6.91	160	6.96
0.40	750	6.69	187	6.69
0.44	349	6.53	10	6.71
0.45	4,789	6.00	2,956	6.00
0.46	81	3.91	81	5.56
0.49	50	5.97	17	5.97
0.53	1,048	6.22	298	5.98
0.58	1,780	6.39	1,390	6.39
0.63	5	6.21	-	-
0.65	727	5.45	168	3.19
0.75	400	2.15	400	2.15
1.25	138	1.48	138	1.15
1.50	720	2.15	720	2.15

	18,811		12,357

Stock-based compensation expense

During the six month period ended December 31, 2004, the Company adopted CICA 3870 “Stock-based Compensation and Other Stock-based Payments” and has recorded the fair value of all options granted in the statement of operations. Upon adopting CICA 3870, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $2,131 and increased contributed surplus by the same amount. Employee compensation expense for the six month period ended December 31, 2004 was $756.

The value of each option is estimated on the date of grant using the Black-Scholes option-pricing model and recorded as an expense ratably over the vesting period of the option. Calculations were based on the following assumptions:

	Six Months Ended December 31, 2004	Years Ended June 30,
		2004	2003
Expected dividend	0%	0%	0%
Risk-free interest rate	4.15%	4.46%	4.32%
Expected volatility	68%	68%	70%
Expected life	7 years	7 years	7 years
Weighted average fair value of options issued	$0.40	$0.50	$0.33

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

Costs related to Securities and Exchange Commission registration

In December 2004, the Company completed its registration with the Securities and Exchange Commission (“SEC”) and was listed on the American Stock Exchange (“AMEX”). The costs associated with the AMEX listing totaled $588 and were recorded as a reduction to common stock at December 31, 2004. As part of the December 19, 2003 private placement, the Company was required to pursue a listing on the AMEX.

10.	Research and Development

Investment tax credits earned as a result of qualifying research and development expenditures and government grants have been applied to reduce research and development expenses as follows:

	Six Months Ended December 31, 2004	Years Ended June 30,		Cumulative From September 3, 1996 to December 31, 2004
		2004	2003
Research and development	$4,562	$4,963	$4,614	$25,409
Investment tax credits	(210)	(175)	(373)	(2,372)
National Research Council grants	-	(5)	(96)	(287)

	$4,352	$4,783	$4,145	$22,750

The Company’s claim for Scientific Research and Experimental Development (“SR&ED”) deductions and related investment tax credits for income tax purposes are based upon management’s interpretation of the applicable legislation in the Canadian Income Tax Act. These amounts are subject to review and acceptance by the Canada Revenue Agency prior to collection.

11.	Capital and Operating Lease Commitments

As of December 31, 2004, the Company has entered into an operating lease agreement for the current office facilities located in the United States (“U.S.”). The minimum lease payments are as follows:

Year Ending	Amount
December 31, 2005	$109
December 31, 2006	135
December 31, 2007	138
December 31, 2008	141
December 31, 2009	144
December 31, 2010	99

$766

The obligations under the U.S. office lease agreement are payable in U.S. dollars and presented in the table above in Canadian dollars, translated at an assumed rate of CAD$1.20.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

Rental payments on operating leases and interest on capital lease payments are summarized on the table below:

Period Ending	Amount	Interest
December 31, 2004	$84	$-
June 30, 2004	209	-
June 30, 2003	215	1
June 30, 2002	293	1

Under the terms of the operating lease for the office facilities the Company has financed U.S. $80 (CAD $96 when converted at an exchange rate of U.S. to CAD of $1.20) of leasehold improvements through the building’s owner. The amount is being financed over the term of the lease which expires in September 2010 and bears an annual interest rate of six percent.

12.	Commitments and Contingencies

McGill University (“McGill”) Agreement

On February 26, 2001, the Company entered into an agreement with McGill superseding all prior agreements concerning the licensed technology. The agreement grants the Company a 27-year exclusive, worldwide license to develop, use and market certain cell adhesion technology and compounds. The license agreement provides for the Company to pay future royalties of two percent of gross revenues from the use of the compounds and may require the Company to make payments in order to maintain the license as follows:

•	$100 if the Company has not filed an investigational new drug (IND) application, or similar application with Canadian, US, European or a recognized agency, relating to the licensed product prior to September 23, 2002;

•	$100 if the Company has not commenced Phase II clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2004; and

•	$200 if the Company has not commenced Phase III clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2006.

In addition, the Company is required to fund mutually agreed upon research at McGill over a period of ten years totaling $3,300. Annual funding commenced in 2001 with a total payment of $200 and increases annually by 10 percent through to the tenth year of the agreement when annual funding reaches $500. The additional research commitment can be deferred in any year if it exceeds five percent of the Company’s cash and cash equivalents. As of December 31, 2004, there have been no deferrals. The Company receives certain intellectual property rights resulting from this research.

On August 1, 2002, McGill acknowledged that work completed on the clinical development of ADH-1 (Exherin™) was sufficient to meet the requirements of the September 23, 2002 milestone and thus no payment was required.

On September 20, 2004, McGill acknowledged that the Company had met obligations with respect to the September 23, 2004 milestone and thus no payment was required.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

Rutgers agreement

In November 2002, the Company acquired an exclusive license agreement with Rutgers through the Company’s acquisition of Oxiquant, which had entered into the license agreement with Rutgers in April 2001. Pursuant to the license agreement, Rutgers granted Oxiquant exclusive worldwide license rights to “Novel Redox Clamping Agents and Uses Thereof.” In consideration, Rutgers was issued 500 shares of common stock of Oxiquant, which were subsequently converted into 3,821 shares of common stock of the Company and 219 warrants to purchase common stock of the Company. Rutgers will also receive certain milestone payments, a four percent running royalty on net sales for any licensed products semiannually and a 20 percent non-running royalty on any consideration received from sublicensing or transferring of the licensed technology. Milestone payment fees payable to Rutgers include: US$25 upon completion of the first clinical trial performed in compliance with FDA or corresponding foreign health authority requirements, in a small number of patients to determine the metabolism and pharmacological actions of doses; US$50 upon commencement of the first Phase III clinical trial or equivalent; US$100 upon receipt of market approval in the first major market country; US$200 upon receipt of market approval in the second major market country; and US$300 on receipt of market approval in the third major market country. In addition, on each anniversary of the license agreement, a license maintenance fee starting at US$5 and increasing by that same amount each subsequent anniversary is due to Rutgers. After completion of the fifth anniversary period, and on each subsequent anniversary, the annual license maintenance fee shall be US$50, and can be offset against royalties (with some restrictions). The Company has made all maintenance payments required to date and no milestone payments have been required.

Oregon Health & Science University agreement

In November 2002, the Company acquired an exclusive license agreement with OHSU through the Company’s acquisition of Oxiquant, which had entered into the license agreement with OHSU in September 2002. Pursuant to the license agreement, OHSU granted Oxiquant exclusive worldwide license rights to intellectual property surrounding work done by Dr. Edward Neuwelt with respect to thiol-based compounds and their use in oncology. In consideration, OHSU was issued 250 shares of common stock of Oxiquant which subsequently became, upon the acquisition of Oxiquant, 1,913 shares of common stock of the Company and 110 warrants to purchase common stock of the Company, and will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products and a 15 percent royalty on any sublicensing of the licensed technology. Milestone payment fees payable to OHSU include: US$50 upon completion of Phase I clinical trials; US$200 upon completion of Phase II clinical trials; US$500 upon completion of Phase III clinical trials; and US$250 upon first commercial sale for any licensed product. To date, no milestone payments have been required.

Employment matters

Under the terms of an agreement dated February 19, 2003, the prior Chief Executive Officer of the Company was terminated by mutual agreement. Pursuant to that agreement, the Company agreed to pay a total of US$350 ($535 Canadian dollars when converted at a rate of $1.5287 per the agreement). The initial payment of US$229 was made during the quarter ended March 31, 2003 and was recorded as a General and Administration expense. Additionally, he will receive US$50 per year for four years paid in semi-monthly installments. The present value of the remaining payments has been recorded as a General and Administration expense. The present value of the amounts due in the next twelve months is recorded in accrued liabilities, with the remaining amounts recorded as a long-term liability.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

13.	Income Taxes

The Company operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Six Months Ended December 31, 2004	Years Ended June 30,
		2004	2003
Domestic loss	$(8,222)	$(10,394)	$(8,978)
Foreign loss	(2,429)	(2,394)	-

Loss before income taxes	(10,651)	(12,788)	(8,978)

Expected statutory rate (recovery)	36.12%	35.87%	37.62%
Expected provision for (recovery of) income taxes	(3,847)	(4,587)	(3,378)
Permanent differences	319	98	8
Change in valuation allowance	3,200	4,560	3,259
Non-refundable investment tax credits	(52)	(141)	(227)
Share issue costs and effect of change of carryforwards	(127)	(688)	(772)
Effect of foreign exchange rate differences	27	21	-
Effect of tax rate changes	(90)	(403)	412

Recovery of income taxes	$(570)	$(1,140)	$(698)

The Canadian statutory income tax rate of 36.12 percent is comprised of federal income tax at approximately 22.12 percent and provincial income tax at approximately 14.00 percent.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

The primary temporary differences which gave rise to future income taxes (recovery) for the six months ended December 31, 2004 and the year ended June 30, 2004 are as follows:

	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Future tax assets:
SR&ED expenditures	$2,610	$2,440
Income tax loss carryforwards	10,880	7,930
Non-refundable investment tax credits	1,060	1,000
Share issue costs	800	950
Reserves	-	-
Fixed and intangible assets	1,080	960

	16,430	13,280
Less: valuation allowance	(16,430)	(13,230)

Net future tax assets	-	50
Future tax liabilities:
Asset basis differences	(8,982)	(9,552)
Refundable investment tax credits	-	(50)

Net future tax liabilities	$(8,982)	$(9,552)

The future income tax liability recognized on the balance sheets relates to the acquired intellectual property of Oxiquant. These acquired intellectual property rights have no basis for income tax purposes and therefore will not provide any income tax deduction as they are amortized. There are no current income taxes owing nor are any income taxes expected to be owing in the near term.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

As of December 31, 2004, the Company has unclaimed Scientific Research and Experimental Development (“SR&ED”) expenditures, income tax loss carry forwards and investment tax credits. The unclaimed amounts and their expiry dates are as listed below:

	Federal	Ontario
SR&ED expenditures (no expiry)	$7,070	$7,510

Income tax loss carryforwards (expiry date):
2005	780	909
2006	1,698	1,960
2007	1,833	1,833
2008	633	633
2009	3,653	3,653
2010	4,265	4,265
2011	6,150	6,150
2012	5,470	5,470
2013	2,240	2,240
2014	4,590	4,590
Investment tax credits (expiry date):
2008	9	-
2009	7	-
2010	96	-
2011	55	-
2012	545	-
2013	396	-
2014	70	-

14.	Net Loss Per Share

The outstanding number and type of securities that could potentially dilute basic earnings per share in the future and which were not included in the computation of diluted earnings per share, because to do so would have reduced the loss per share (anti-dilutive) for the years presented are as follows:

	December 31, 2004	June 30, 2004
Stock options	18,811	16,380
Convertible note warrants	3,077	3,077
Acquisition warrants	2,307	2,307
Broker warrants	7,955	7,955
Investor warrants	49,511	49,511

15.	Segment Information

The Company operates in one business segment, which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its capital assets and operations which were previously located in Canada, now located in the United States in Research Triangle Park, North Carolina.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

16.	Research and Development Projects

The Company is in the development stage and conducts research and development in the areas of anti-cancer, chemoprotection and chemoenhancement as follows:

Anti-Cancer:

•	ADH-1 (Exherin) is a molecularly-targeted anti-cancer compound that selectively targets cancer blood vessels and the tumor cells and is in clinical development.

•	Preclinical product candidates, including backup compounds to ADH-1.

Chemoprotectants and Chemoenhancers:

•	Sodium Thiosulfate (“STS”) is a chemoprotectant that has been shown to reduce the disabling loss of hearing in patients being treated with platinum-based anti-cancer agents.

•	N-Acetylcysteine (“NAC”) is a chemoprotectant that has been shown to assist in the prevention of bone marrow toxicity from chemotherapy.

•	Mesna is a chemoenhancer that, in laboratory studies, has been shown to reduce the development of resistance of cancer cells to certain anticancer agents.

The following summarizes our research and development expenses through December 31, 2004:

	Six Months Ended December 31, 2004	Years Ended June 30,			Cumulative From September 3, 1996 to December 31, 2004
		2004	2003	2002
ADH-1 (Exherin)	$3,223	$3,362	$3,145	$2,705	$15,230
Other anti-cancer	452	458	652	820	2,382

Total anti-cancer	3,675	3,820	3,797	3,525	17,612

STS	333	844	216	-	1,393
Mesna	-	-	20	-	20
NAC	-	-	5	-	5

Total chemoprotectants and enhancers	333	844	241	-	1,418

Other discovery projects	344	119	107	307	2,670
Transdermal drug delivery	-	-	-	500	1,050

Total research and development expense	$4,352	$4,783	$4,145	$4,332	$22,750

The Company has made no upfront cash payments for research and development projects and is not obligated to repay research and development amounts to any third parties.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

17.	Financial Instruments

Financial instruments recognized on the balance sheets at December 31, 2004, June 30, 2004 and 2003 consist of cash and cash equivalents, cash pledged as collateral, short-term investments, accounts receivable, accounts payable and other long-term liabilities. The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative financial instruments. With the exception of the other long-term liabilities, the Company believes that the carrying value of its financial instruments approximates their fair values because of their short terms to maturity.

18.	Changes in Operating Assets and Liabilities

The following table details the changes in operating assets and liabilities as per the statements of cash flows:

	Six Months Ended December 31, 2004	Years Ended June 30,
		2004	2003	2002
Accounts receivable	$31	$(22)	$180	$(6)
Prepaid expenses	147	(17)	(61)	(5)
Deferred expense	498	117	(262)	-
Investment tax credits recoverable	72	164	(208)	272
Accounts payable and accrued liabilities	175	565	(24)	295

Net changes in operating assets and liabilities	$923	$807	$(375)	$556

19.	United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Company, for the six months ended December 31, 2004 and for the years ended June 30, 2004, 2003 and 2002 in the following material respects from U.S. Generally Accepted Accounting Principles (“GAAP”). There are no differences in reported cash flow for the periods presented.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

(a) Consolidated balance sheets – U.S. GAAP:

	December 31, 2004	Years Ended June 30,
		2004	2003
Assets
Current assets	$21,558	$28,896	$4,489
Other assets	12	50	167
Capital assets	785	561	655

Total assets	$22,355	$29,507	$5,311

Liabilities
Current liabilities	$2,141	$1,966	$1,465
Other long-term liabilities	169	124	192
Liability component of convertible notes	-	-	2,707

Total liabilities	2,310	2,090	4,364

Shareholders’ equity
Common stock	49,314	48,402	25,609
Contributed surplus	29,591	29,540	16,632
Deficit accumulated during development stage	(58,860)	(50,525)	(41,294)

Total shareholders’ equity	20,045	27,417	947

Total liabilities and shareholders’ equity	$22,355	$29,507	$5,311

(b) Consolidated statements of operations - U.S. GAAP:

	Six Months Ended December 31, 2004	Years Ended June 30,
		2004	2003	2002
Net loss in accordance with Canadian GAAP	$(10,081)	$(11,648)	$(8,280)	$(5,641)
Adjustments to reconcile to U.S. GAAP:
Acquired intellectual property rights (2)	-	-	(31,162)	-
Acquired intellectual property rights amortization (2)	1,560	3,120	1,910	-

Future income taxes (2)	(570)	(1,140)	10,692	-

Estimated stock-based compensation costs (3)	-	(7)	(40)	(213)
Stock-based compensation - CICA 3870 (4)	756	-	-	-
Interest charges - convertible notes (5)	-	444	9	-

Net loss in accordance with U.S. GAAP	$(8,335)	$(9,231)	$(26,871)	$(5,854)

Net loss per share of common stock, basic and diluted	$(0.05)	$(0.08)	$(0.42)	$(0.15)

Weighted-average number of shares of common stock outstanding, basic and diluted	179,947	121,164	64,601	40,164

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

(c) Footnotes

1.	Current accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. The standard became effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003 except for mandatorily redeemable financial instruments of nonpublic entities which were subject to the provisions of the SFAS 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS 150 had no impact on our results of operations or financial position.

In December 2003, the FASB issued FIN 46R, Consolidation of Variable Interest Entities, which explains how to consolidate entities that have been referred to as special-purpose entities as well as other entities that are structured in such a way that (a) the equity investment at risk is not sufficient to permit the entity to finance itself without subordinated financial support in other forms or (b) the equity investors as a group lack decision-making powers, do not absorb losses, or do not receive residual returns. Since the Company does not believe it has any arrangements that would be considered to be variable interest entities, the Company does not believe adoption of this statement, or Canadian Institute of Chartered Accountants Accounting Guideline 15, will impact the Company’s financial position or results of operations of the Company.

2.	Acquired intellectual property rights

Canadian GAAP requires the capitalization and amortization of the costs of acquired technology. Under U.S. GAAP, the cost of acquiring technology is charged to expense as in-process research and development (“IPRD”) when incurred if the feasibility of such technology has not been established and no future alternative use exists. This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.

Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the technology to reflect the tax effect of the difference between the carrying amount of the technology in the financial statements and the tax basis of these assets which is nil. As the intellectual property is amortized, the future tax liability is also reduced to reflect the change in this temporary difference between tax and accounting values of the assets. Under U.S. GAAP, because the technology is expensed immediately as IPRD, there is no difference between the tax basis and financial statement carrying value of the assets and therefore no future tax liability exists.

Under U.S. GAAP, the acquired intellectual property is considered IPRD in accordance with FAS 2 – “Accounting for Research and Development Costs” (“FAS 2”). Given the Company’s development and patent strategy surrounding the compounds, the acquired intellectual property does not meet the criteria for alternative use as outlined in FAS 2. As a result, the amounts were expensed as IPRD.

3.	Stock-based compensation - IPO

Under U.S. GAAP, the difference between the exercise price of options issued within a one-year period prior to the initial public offering (“IPO”) and the IPO price is deferred and expensed over the vesting period of the options. This difference increases the additional paid in capital and accumulated deficit reported under U.S. GAAP, with no difference in the total shareholders’ equity.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

Canadian dollars and shares in thousands, except per share information

4.	Stock-based compensation - CICA 3870

Canadian GAAP, requires the fair value of employee and director stock options be expensed in the statement of operations for fiscal years beginning after January 1, 2004.

Under U.S. GAAP the fair value of employee and director stock options are not expensed in the statement of operations and are only disclosed in the footnotes to the financial statements. As a result, the expense and accumulated deficit reported under Canadian GAAP will be greater. Had compensation expense for stock options been recorded based on Black-Scholes option-pricing model at the grant date, the net loss under U.S. GAAP would be:

	Six Months Ended December 31, 2004	Years Ended June 30,
		2004	2003	2002
Net loss before compensation expense, U.S. GAAP	$8,335	$9,231	$26,871	$5,854
Compensation expense	756	1,351	565	215

Pro forma net loss, U.S. GAAP	$(9,091)	$(10,582)	$(27,436)	$(6,069)

Pro forma net loss per share of common stock, basic and diluted	$(0.05)	$(0.09)	$(0.43)	$(0.15)

5.	Convertible notes and warrants

Under Canadian GAAP, the proceeds from the issue of convertible notes and warrants are split into their relative component parts: debt; the option to convert the debt; and the detachable warrants. Under U.S. GAAP, these instruments are split between the debt and detachable warrant components.

Under Canadian GAAP, the option to convert the notes into equity was valued at $1,125 for the June 23, 2003 notes and at $1,143 for the December 3, 2003 notes. Amortization of the option to convert the notes was reflected as additional interest expense of $444 for the year ended June 30, 2004 and $9 for the year ended June 30, 2003 on the Canadian GAAP consolidated statements of operations.

Board of Directors

William P. Peters, MD, PhD, MBA

Dr. Peters, Chairman and CEO of Adherex, has been a Director of Adherex since November 2002. He originated the solid tumor high-dose chemotherapy and bone marrow transplant program at Harvard’s Dana-Farber Cancer Institute; was Director of Bone Marrow Transplantation and Professor of Medicine at Duke University and Associate Director of the Cancer Center; was President, Director and CEO of the Karmanos Cancer Institute; and was Associate Dean for Cancer at Wayne State University and Senior Vice President for Cancer Services at the Detroit Medical Center. Dr. Peters also serves on the board of directors of Aegera Therapeutics Inc.

Raymond Hession

Committees: Audit, Compensation, Governance

Mr. Hession has been a Director of Adherex since December 1998. He is currently Chairman of The Ottawa Hospital. He previously served as President of Canada Mortgage and Housing Corporation, Deputy Minister of Industry for the Canadian Government and President of Kinburn Technologies.

Peter Karmanos, Jr.

Committees: Governance, Nomination

Mr. Karmanos has been a Director of Adherex since May 2004. He is Chairman of the Board of Directors, Chief Executive Officer and co-founder of Compuware Corporation. Mr. Karmanos is a Director for the Barbara Ann Karmanos Cancer Institute, the North American Hockey League, USA Hockey, Worthington Industries, Taubman Centers, Automation Alley and Detroit Renaissance.

Donald W. Kufe, MD

Committees: Compensation, Nomination

Dr. Kufe has been a Director of Adherex since December 2003. In 1979, he joined the faculty of Harvard’s Dana-Farber Cancer Institute where he is now Professor of Medicine. Dr. Kufe served as Chief of the Division of Cancer Pharmacology, Deputy Director of DFCI, Director of the Harvard Phase I Oncology Group and Leader of the Experimental Therapeutics Program.

Fred H. Mermelstein, PhD

Committees: Governance

Dr. Mermelstein has been a Director of Adherex since November 2002. He is a founder, CEO and President of Innovative Drug Delivery Systems. From 1998-2003, Dr. Mermelstein served as Director of Venture Capital at Paramount Capital Investments. He was a Director and Chief Science Officer of PolaRx Biopharmaceuticals, and is a Director of Cardiome Pharma and the Jordan Heart Foundation.

Peter Morand, PhD

Committees: Audit, Governance

Dr. Morand has been a Director of Adherex since December 1998. He is President, CEO and a director of the Canadian Science and Technology Growth Fund which invests in the commercialization of early stage research in Canada’s science and engineering sectors. Dr. Morand is also a director of D-Box Technology Inc. and of the Institute on Governance (Ottawa). He is past Chair of the Ottawa Life Sciences Council and past President of the Natural Sciences and Engineering Research Council of Canada (NSERC), an agency that invests over CAD$600 million annually in support of university research and training. Prior to his NSERC appointment, he spent many years at the University of Ottawa as a Professor of Chemistry and occupied the positions of Dean of Science and Engineering and Vice Rector. Dr. Morand started his career in the pharmaceutical industry at Ayerst Laboratories and is President of Peter Morand & Associates Inc., an advanced technology consulting firm.

Robin J. Norris, MD

Dr. Norris, President and COO of Adherex, has been a Director of Adherex since November 2002. Prior to joining Adherex, he was COO and Chairman of the Scientific Advisory Committee of PowderJect plc and COO of Noven Inc. Following eight years of clinical practice, Dr. Norris has spent more than 25 years in the pharmaceutical industry with global drug development responsibilities.

Arthur T. Porter, MD, MBA

Committees: Audit, Compensation, Nomination

Dr. Porter has been a Director of Adherex since February 2004. He is Executive Director of McGill University Health Center. Dr. Porter was previously President and CEO of Detroit Medical Center, Chief of the Gershenson Radiation Oncology Center at Harper Hospital and Radiation Oncologist-in-Chief at the Detroit Medical Center. He is a Director of Munder Funds and Universal Healthcare Management Systems.

Scientific and Clinical Advisory Board

Donald W. Kufe, MD

Professor of Medicine, Harvard’s Dana-Farber Cancer Institute; Director, Adherex Technologies; Chairman, Adherex Scientific and Clinical Advisory Board

One of the premier drug development experts in the U.S.

Donald Berry, PhD

Chairman, Department of Biostatistics & Applied Mathematics & Frank T. McGraw Memorial Chair of Cancer Research, The University of Texas M.D. Anderson Cancer Center

International expert in the field of statistics

Stephen Byers, PhD

Director of the MD/PhD Program and Professor of Oncology and Cell Biology at the Lombardi Cancer Center; Member of Interdisciplinary Program of Tumor Biology, Georgetown University Medical Center

A leading cadherin researcher

Bruce Chabner, MD

Chief of Hematology/Oncology at Massachusetts General Hospital and Professor of Medicine at Harvard Medical School

Expert in experimental therapeutics and clinical trial design

Harold F. Dvorak, MD

Chief of the Department of Pathology, Beth Israel Deaconess Medical Center; Mallinckrodt Professor of Pathology, Harvard Medical School

An expert in cancer vasculature

Emil Frei, III, MD

Director and Physician-in-Chief Emeritus and Richard and Susan Smith Distinguished Professor of Medicine at Harvard Medical School

The pioneer in the use of the revolutionary approach of combination chemotherapy

Robert Herfkens, MD

Professor of Radiology and Director of Magnetic Resonance Imaging at Stanford University

An expert in MRI imaging, a critical tool for effective drug development

Mark Hughes, MD, PhD

President, Genesis Genetics Institute

Expert in techniques of genetic and molecular expression analysis using genomics and proteomics

Joseph Loscalzo, MD, PhD

Wade Professor and Chairman, Department of Medicine and Director of the Whitaker Cardiovascular Institute at the Boston University School of Medicine; Physician-in-Chief, Boston Medical Center

Expert in the molecular and clinical aspects of vascular targeting and vasculature

Ann Thor, MD

Lloyd E. Rader Professor and Chair, Department of Pathology, Adjunct Professor of Surgery, Associate Director for Translational Research and Program Director for Breast Cancer Program at the University of Oklahoma

A leader in identifying molecular targets in immunohistochemistry

Daniel D. Von Hoff, MD

Professor of Pathology, Molecular and Cellular Biology and Director of the Arizona Health Science Center’s Cancer Therapeutic Programs at the University of Arizona; Chief Scientific Officer, US Oncology

One of the world’s most experienced developers of cancer drugs

Shareholder Information

Corporate Offices

2300 Englert Drive

Suite G

Durham, NC 27713

USA

Tel: 919-484-8484

Fax: 919-484-8001

www.adherex.com

Management Team

William P. Peters, MD, PhD, MBA

Chairman and Chief Executive Officer

Robin J. Norris, MD

President and Chief Operating Officer

Brian Huber, PhD

Chief Scientific Officer

James A. Klein, Jr., CPA

Chief Financial Officer

Rajesh K. Malik, MD

Chief Medical Officer

Scott Murray, BScPharm, LLB, MBA

Vice President, General Counsel and Corporate Secretary

Stock Listing

The company’s common stock trades on the American Stock Exchange under the symbol ADH and on the Toronto Stock Exchange under the symbol AHX.

Transfer Agent and Registrar Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Canada Tel: (800) 564-6253	Corporate Counsel LaBarge Weinstein LLP 515 Legget Drive, Suite 800 Kanata, Ontario K2K 3G4 Canada

Independent Auditor PricewaterhouseCoopers LLP Chartered Accountants 99 Bank St., Suite 700 Ottawa, Ontario K1P 1K6 Canada	Investor Relations Inquiries Melissa Matson Director, Corporate Communications Tel: 919-484-8484 ir@adherex.com

Annual and Special Meeting

The Annual and Special Meeting of Shareholders will be held at 4 p.m., April 29, 2005, at the Toronto Board of Trade, Downtown Centre, 1 First Canadian Place, 77 Adelaide Street Entrance (street level between The Timothy’s and The Fairweather), Toronto, Ontario, Canada, M5X 1C1. Phone: 416-862-4535.

Trademarks

Exherin

Adherex

© Adherex Technologies Inc. 2005. All rights reserved.

Corporate Offices 2300 Englert Drive Suite G Durham, NC 27713 USA Tel: 919-484-8484 Fax: 919-484-8001 www.adherex.com